

13010431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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19
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SEC FILE NUMBER
8-   35353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2012____ AND ENDING____December 31, 2012____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIC Corp.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Sixth Street, Suite 620B
(No. and Street)

Minneapolis   MN   55403
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret F Jones   612-341-2218
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Mayer Hoffman McCann P.C.
                    (Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000   Minneapolis   MN   55403
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, ___Margaret F. Jones_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___WIC Corp._____ , as
of _____December 31_____ , 20_12___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
CEO

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
WIC Corp.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of WIC Corp. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United Sates. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WIC Corp. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Other Matters
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and II has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2013

WIC CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
ASSETS		
Cash	$ 61,614	$ 57,216
Accounts receivable	1,509	1,609
Clearing deposit	10,000	10,000
Investment securities	39,441	38,993
TOTAL ASSETS	$ 112,564	$ 107,818
LIABILITIES		
LIABILITIES		
Accrued income tax and expenses	$ 1,594	$ 1,280
Deferred tax liability	890	890
TOTAL LIABILITIES	2,484	2,170
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares	120	120
Additional paid-in capital	41,880	41,880
TOTAL CAPITAL CONTRIBUTED	42,000	42,000
RETAINED EARNINGS	68,080	63,648
TOTAL STOCKHOLDER'S EQUITY	110,080	105,648
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 112,564	$ 107,818

WIC CORP.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Commissions and fees	$ 31,676	$ 31,091
Investment income	1,727	507
TOTAL REVENUE	33,403	31,598
EXPENSE		
Management fee	2,000	2,000
Trading fees	9,690	9,100
Other	15,794	15,644
TOTAL EXPENSES	27,484	26,744
INCOME BEFORE INCOME TAXES	5,919	4,854
INCOME TAXES	1,487	1,215
NET INCOME	$ 4,432	$ 3,639

WIC CORP.
STATEMENTS OF CHANGES IN STOCKHOLDR'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2010	12,000	$ 120	$ 41,880	$ 60,009	$ 102,009
Net income	-	-	-	3,639	3,639
Balance, December 31, 2011	12,000	120	41,880	63,648	105,648
Net income	-	-	-	4,432	4,432
Balance, December 31, 2012	12,000	$ 120	$ 41,880	$ 68,080	$ 110,080

WIC CORP.
STATMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 4,432	$ 3,639
Adjustments to reconcile net income to net cash flows from operating activities:		
Change in unrealized (gain) loss	(634)	289
Reinvested dividends and interest	(1,093)	(795)
Decrease (increase) in operating assets:		
Accounts receivable	100	300
Clearing deposit	-	29
Increase (decrease) in operating liabilities:		
Accrued expenses	314	55
Accrued income taxes	-	201
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,119	3,718
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchase) sale of investments	1,279	(967)
NET CASH FLOWS FROM INVESTING ACTIVITIES	1,279	(967)
NET INCREASE IN CASH	4,398	2,751
CASH, BEGINNING OF YEAR	57,216	54,465
CASH, END OF YEAR	$ 61,614	$ 57,216

WIC CORP.
NOTES TO FINANCIAL STATEMENTS

(1)   <u>**Nature of business and significant accounting policies**</u>

Nature of business - WIC Corp. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI, the parent of WIC Corp., for WCMI's managed accounts.

The Company is a wholly owned subsidiary of WCMI, Inc. (WCMI).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - Investment securities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Investment securities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Investment securities valued using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of income under the caption investment income.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the trade date.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

(1) <u>Nature of business and significant accounting policies</u> (continued)

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of trade date. Management has reviewed its outstanding receivable amounts and believes that all the receivables are collectible at December 31, 2012 and 2011.

Concentration of risk - The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts may exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Subsequent events policy - Subsequent events have been evaluated through February 25, 2013 which is the date the financial statements were issued.

(2) <u>Investment securities</u>

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(2)   Investment securities (continued)

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2012 and 2011 are as follows:

2012	Fair Market	Cost	Unrealized Gains	Losses
Money market fund	$ 8,068	$ 8,068	$ -	$ -
Mutual funds-fixed income	31,373	27,624	3,749	-
Total investment securities	$ 39,441	$ 35,692	$ 3,749	$ -

2011	Fair Market	Cost	Unrealized Gains	Losses
Money market fund	$ 9,347	$ 9,347	$ -	$ -
Mutual funds-fixed income	29,646	26,531	3115	-
Total investment securities	$ 38,993	$ 35,878	$ 3,115	$ -

(2)   <u>Investment securities</u> (continued)

Fair value measurement definition and hierarchy - The fair values of all the investments are measured at December 31, 2012 and 2011 using quoted prices in active markets for identical assets (Level 1). Investment income reflected on the statement of income includes realized and unrealized gains and losses as follows:

	(Level 1) Years Ended December 31,	
	2012	**2011**
Net realized gains (losses)	$ 0	$ 0
Net unrealized gains (losses)	634	289
Total realized and unrealized gains and losses	$ 634	$ 289

(3)   <u>Customer transactions</u>

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4)   <u>Related party transactions</u>

The Company shares office facilities with its parent company. A management fee of $2,000 was paid during the years ended December 31, 2012 and 2011 to cover certain operating expenses. The Company received revenue of $31,676 and $31,091 from its parent as reimbursement for the costs associated with the execution of security transactions and other services during the years ended December 31, 2012 and 2011, respectively.

(5)   <u>Net capital requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2012, the Company had net capital and net capital requirements of $103,504 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .024 to 1 at December 31, 2012.

WIC CORP.
NOTES TO FINANCIAL STATEMENTS

(6) **Income tax expense**

The components of the income tax provision for the years ended December 31, 2012 and 2011 are as follows:

	Years Ended December 31,			
	2012		**2011**	
Currently (refundable)payable:				
Federal	$	987	$	715
State		500		500
Total income tax provision	$	1,487	$	1,215
Cash paid WCMI during the year for WIC's share of the taxes payable	$	1,215	$	1,014

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2010, 2011, and 2012 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2010 through 2012 remain subject to examination by state and local tax authorities.

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss at their respective effective tax rates.

(7) **Financial instruments**

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

(7)   <u>Financial instruments</u> (continued)

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

INDEPENDENT REGISTERED AUDITORS' REPORT ON ADDITIONAL INFORMATION

WIC CORP.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

Schedule I

Total ownership equity from Statement of Financial Condition	$	110,080
Additions:		
Other -		-
Deductions:		
Non-allowable assets (accounts receivable)		(1,509)
Net capital before haircuts on securities positions		108,571
Haircuts on securities:		
Trading and investment securities		5,067
Net capital	$	103,504
Aggregate indebtedness:		
Included in statement of financial condition:		
Accrued income tax and expenses	$	2,484
Computation of basic net capital requirement:		
Minimum net capital required (the greater of		
$50,000 or 6-2/3% of aggregate indebtedness	$	50,000
Capital in excess of minimum requirement	$	53,504
Ratio, aggregate indebtedness to net capital		2.4%

WIC CORP.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2012

There were no significant reconciling items to the Company's computations related to net capital under rule 15c3-1 of the Securities Exchange Act of 1934.

WIC CORP.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2012

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

WIC CORP.
AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL
December 31, 2012



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
WIC Corp.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of WIC Corp. (the Company), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. The size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since the condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2013